Exhibit 99.1

British Virgin Islands

The BVI Business Companies Act

(No. 16 of 2004)

Amended and Restated
Memorandum and Articles of Association

of

China Dredging Group Co., Ltd

中国疏浚集团有限公司

Incorporated this 14th day of April 2010
Amended and Restated on 14th December 2012

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Dredging Group Co., Ltd

中国疏浚集团有限公司

1.	Company Name

1.1 The name of the Company is China Dredging Group Co., Ltd. 中国疏浚集团有限公司

1.2 The directors or members may from time to time change the Company's name by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.

1.3 A change of name of the Company shall constitute an amendment of the Memorandum and Articles and in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to the Memorandum and Articles must be complied with.

2.	Company Limited by Shares, Liability of Members

2.1 The Company is a company limited by shares.

2.2 The liability of each member is limited to:

(a)	the amount from time to time unpaid on that member's shares;

(b)	any liability expressly provided for in the Memorandum or the Articles; and

(c)	any liability to repay a distribution pursuant to section 58(1) of the Act.

3.	Registered Office

3.1 The first registered office of the Company will be situated at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

3.2 The directors or members may from time to time change the Company's registered office by Resolution of Directors or Resolution of Members, provided that the Company's registered office shall at all times be the office of its registered agent. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.

4.	Registered Agent

4.1 The first registered agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

4.2 The directors or members may from time to time change the Company's registered agent by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3 If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is to be filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

5.	General Objects and Powers

5.1 Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.

5.2 The Company has no power to:

(a)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(b)	carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed or authorised to do so under the Insurance Act, 2008;

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(c)	carry on the business of company management unless it is licensed to do so under the Companies Management Act, 1990;

(d)	carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands unless it is licensed to do so under the Banks and Trust Companies Act, 1990; or

(e)	carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed to do so under the Mutual Funds Act, 1996.

5.3 Without limiting the foregoing, the powers of the Company include the power to do the following:

(a)	grant options over unissued shares in the Company and treasury shares;

(b)	issue securities that are convertible into shares;

(c)	give financial assistance to any person in connection with the acquisition of the Company's own shares;

(d)	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;

(e)	guarantee a liability or obligation of any person and secure any of its obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and

(f)	protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.

6.	Maximum Number of Authorised Shares

6.1 The Company is authorised to issue a maximum of 250,000,000 shares of no par value divided into two classes of shares as follows:

(a)	225,000,000 shares ("Ordinary Shares"); and

(b)	25,000,000 Class A preferred shares ("Class A Preferred Shares").

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7.	Rights and Restrictions Conferred by Shares

The rights and restrictions attaching to the various classes of shares are as follows:

7.1 Ordinary Shares

(a)	Each Ordinary Share confers on the holder:

(i)	the right to one vote on any Resolution of Members;

(ii)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(iii)	the right to an equal share in the distribution of the surplus assets of the Company, subject to the liquidation preference of the Class A Preferred Shares.

7.2 Class A Preferred Shares

(a)	Each Class A Preferred Share confers on the holder:

(i)	the right to an equal share in any dividend paid by the Company in accordance with the Act to the holders of the Ordinary Shares;

(A)	the right to a preference (the “Preferred Distribution”) over the holders of the Ordinary Shares in the distribution of the surplus assets of the Company in the event of a Liquidation Event in an amount equal to: the Investment Net Price (as defined below), plus all accrued but unpaid dividends, plus all accrued but unpaid Registration Default Penalties, if applicable (together the “Liquidation Preference Value”).

(B)	For the purposes of this Memorandum, a “Liquidation Event” shall include any winding up, merger, acquisition or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own (directly or indirectly) a majority of the outstanding shares of the surviving entity;

(ii)	If the registration of the Underlying Shares and a Listing have not occured by 31 December 2013, the right to receive a payment equal to 20% of the Investment Net Price; provided, however, if such payment is due and remains unpaid at the time of the conversion pursuant to Section 7.2(c), the holders of the Class A Preferred Shares may, in the sole discretion of the holder of Class A Preferred Shares , apply any and all such payments due under this paragraph (iii) to purchase additional Ordinary Shares of the Company at a purchase price of US$5.00 per share;

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(iii)	As long as more than 2,500,000 Class A Preferred Shares remain issued and outstanding (the “Participation Period”), holders of Class A Preferred Shares shall have the right to purchase, on a pro rata basis based upon their original respective subscription amounts, in any equity financing of the Company (a) Ordinary Shares of the Company or (b) equity securities convertible, exercisable or exchangeable into Ordinary Shares of the Company; except that this right shall not apply to any underwritten public offering of the Company. Any such purchase by the holders of the Class A Preferred Shares shall be on the same terms and conditions and at the same price such securities are offered to a third party in the financing. The Company shall promptly notify (the “Participation Notice”), in accordance and compliance with all applicable securities laws, each holder of the Class A Preferred Shares of the terms and conditions of any proposed financing; provided, however, that if the financing is a public offering, the Participation Notice from the Company to each such holder will set forth the anticipated price range, as opposed to the actual offering price, which will not be determined until immediately prior to the effectiveness of the financing. Unless the Company receives a confirmation from each such holder within five Business Days after the Participation Notice has been sent to the holder from the Company, of the amount the holder will purchase in the financing, the holder’s right to participate in such financing will be terminated;

(b)	Each holder of Class A Preferred Shares will, prior to the Automatic Conversion (as defined below), have the right to convert some or all of the Class A Preferred Shares held by such holder at a ratio of one Ordinary Share for each Class A Preferred Share (the "Conversion Ratio"). The Conversion Ratio will be subject to proportional adjustment for share splits, divisions, share dividends, recapitalizations and similar transactions.

(c)	All of the Class A Preferred Shares shall be automatically converted to Ordinary Shares (the “Automatic Conversion”) in accordance with the Conversion Ratio upon occurrence of both of the following:

(i)	the registration of the Underlying Shares is declared effective by the U.S. Securities and Exchange Commission (“SEC”) or other applicable regulatory authority designated by the holders of a majority of the Class A Preferred Shares in accordance with the provisions of the Registration Rights Agreement, or the Underlying Shares become freely tradable in the United States or pursuant to any available exemption; and

(ii)	Listing.

(d)	Subject to applicable law, the holders of the Class A Preferred Shares may elect, at their sole option, to request the redemption of some or all of their Class A Preferred Shares in the event the Company undergoes a Fundamental Change (as defined below) at any time prior to the Automatic Conversion event, at the Liquidation Preference Value .Subject to applicable law, the holders of the Class A Preferred Shares may request the redemption of some or all of their Class A Preferred Shares, and the Company shall have the obligation to redeem upon such request, at any time after 31 December 2013 and prior to 31 December 2015, if Automatic Conversion pursuant to Article 7.2(c) hereof has not occurred at the price equal to the holders' original amount paid to the Company for such shares multiplied by (1+20%). To request such redemption, such holders must deliver a request notice to the Company, and the Company must make the redemption payment to such holders in cash within 30 days after the request notice is delivered to the Company.

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(e)	The Class A Preferred Shares may be redeemed in whole or in part by the Company at its sole option, (a "Company Redemption") at the Liquidation Preference Value in the event that the Company undergoes a Fundamental Change, provided that the holders of the Class A Preferred Shares are first notified of the Fundamental Change and have not less than 7 days to convert their Class A Preferred Shares to Ordinary Shares.

(f)	Unless the holders of a majority of the Class A Preferred Shares determine otherwise, the natural person designated by the largest holder of Class A Preferred Shares shall serve as purchaser representative, who must first be approved by the Company, which approval shall not be unreasonably withheld, to act on behalf of all of the Class A Preferred Shareholders. The initial purchaser representative shall be Chen Mei, the designee of SCGC Capital Holding Company Limited, whom the Company hereby approves. Such representative is authorized to execute, on behalf of the holders of the Class A Preferred Shares, an amendment or waiver of any provision in any document or consent to any action, related to the private placement of the Class A Preferred Shares, including but not limited to these Memorandum and Articles, which has been approved by the holders of a majority of the Class A Preferred Shares.

7.3 The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than a majority of the issued shares of that class and the holders of not less than a majority of the issued shares of any other class of shares which may be adversely affected by such variation.

7.4 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7.5 No shares in the Company shall be issued that have a liquidation preference that is senior to that of the Class A Preferred Shares without the consent of the holders of at least two-thirds of the Class A Preferred Shares then issued and outstanding.

7.6 The holders of the Class A Preferred Shares will not have the right to vote on any Resolution of Members.

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8.	Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9.	Amendments to the Memorandum and Articles

9.1 Subject to the provisions of the Act, the directors may from time to time amend the Memorandum or Articles by Resolution of Directors. In addition, the members may from time to time amend the Memorandum or Articles by Resolution of Members only for matters stated in Article 9.2 below. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

9.2 The directors shall not have the power to amend the Memorandum or Articles:

(a)	to restrict the rights or powers of the members to amend the Memorandum or Articles;

(b)	to change the percentage of members required to pass a resolution to amend the Memorandum or Articles; or

(c)	in circumstances where the Memorandum or Articles may only be amended by the members.

9.3 A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.

9.4 An amendment to the Memorandum or Articles which would have the effect of varying the rights of the holders of a class of shares may only be made in accordance with the provisions of the Memorandum and Articles relating to the variation of class rights.

10.	Definitions and Interpretation

10.1 In this memorandum of association and the attached articles of association:

“Act”	means the BVI Business Companies Act, 2004.

“Articles”	means the Company's articles of association as attached to this Memorandum, and "Article" shall be construed accordingly.

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“Closing Date”	means the formal closing of the offer and sale of a minimum of one million Class A Preferred Shares pursuant to the Securities Purchase Agreement.

“Direct Registration System”	means a system which provides for electronic direct registration of eligible securities in a member’s name on the books of the transfer agent and allows shares to be transferred between a transfer agent and broker electronically, thereby eliminating the need for share certificates.

“Free Trading Date”	means the date on which the Underlying Shares become freely tradable in the United States pursuant to any available exemption from registration (including Rule 144 under the Securities Act of 1933, as amended).

“Fundamental Change”	means a change in control of the Company; if the Company files for bankruptcy, or is judged insolvent; initiates liquidation proceedings or other analogous proceedings.

“Investment Net Price”	means US$5.00.

“Listing”	means the commencement of trading of the Company’s Ordinary Shares, or any shares of any company (other than the Company) into which the Company’s Ordinary Shares or Class A Preferred Shares are exchanged by merger, operation of law, or otherwise, on a national U.S. exchange (AMEX, NASDAQ, NYSE or HKSE) or such other recognized international exchange as the holders of majority of Class A Preferred Shares may approve.

“Memorandum”	means the Company's memorandum of association.

”Registrar”	means the Registrar of Corporate Affairs appointed under the Act.

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“ Registration Default”	means the failure, prior to the six-month anniversary of the initial issuance of Class A Preferred Shares, to have the registration of the Ordinary Shares into which the Class A Preferred Shares are convertible declared effective by the SEC, pursuant to and in accordance with the terms of a registration rights agreement (the “Registration Rights Agreement”) or such other regulatory body as the majority of the Class A Preferred Shares shall approve, as a direct result of actions taken by the Company.

“Registration Default Penalties”	means the right to receive 0.3% of the Investment Net Price per month until such default is cured.

”Resolution of Directors”	means a resolution by the majority of the directors of the Company passed either at a meeting of directors, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles.

“Resolution of Members”	means a resolution by the members holding a majority of the voting rights in respect of such resolution passed either at a meeting of members, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles.

“Underlying Shares”	means the Ordinary Shares into which Class A Preferred Shares are convertible (each an “Underlying Share”).

“Written Resolution”	means a resolution of members or directors (as applicable) consented to in writing or by or other written electronic communication, without the need for any notice. A Written Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members or directors (as applicable). A Written Resolution shall be passed if so consented by a simple majority of those members or directors (as applicable) entitled to vote on the resolution.

10.2 In the Memorandum and Articles:

(a)	words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

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(b)	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(c)	the headings are for convenience only and shall not affect the construction of the Memorandum or Articles;

(d)	reference to a thing being "written" or "in writing" includes all forms of writing, including all electronic records which satisfy the requirements of the Electronic Transactions Act, 2001;

(e)	reference to a thing being "signed" or to a person's "signature" shall include reference to an electronic signature which satisfies the requirements of the Electronic Transactions Act, 2001, and reference to the Company's "seal" shall include reference to an electronic seal which satisfies the requirements of the Electronic Transactions Act, 2001.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 14th day of April 2010.

Incorporator

Scott Johnstone (Sgd.)

________________________________

Scott Johnstone

Authorised Signatory

Maples Corporate Services (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CHINA DREDGING GROUP CO., LTD.
中国疏浚集团有限公司

1.	Share Register.

1.1 The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

1.2 A share is issued when the name of the member is entered in the register of members.

1.3 Nothing in these Articles shall require title to any shares or other securities of the Company to be evidenced by a certificate if the Act and the rules of the exchange upon which the shares are listed permit otherwise.

1.4 Subject to the Act and the rules of the exchange upon which the shares are listed, the Board without further consultation with the holders of any shares or securities of the Company may resolve that any class or series of shares or other securities of the Company from time to time in issue or to be issued (including shares in issue at the date of the adoption of these Articles) may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form in accordance with the regulations and practices instituted by the operator of the Direct Registration System and no provision of these Articles will apply to any uncertificated share or other securities of the Company to the extent that they are inconsistent with the holding of such shares or other securities in uncertificated form or the transfer of title to any such shares or other securities by means of a Direct Registration System or any provision of such Direct Registration System’s regulations.

1.5 Conversion of shares held in certificated form into shares held in uncertificated form, and vice versa, may be made in such manner as the directors may, in their absolute discretion, think fit (subject always to the regulations and the requirements of the Direct Registration System concerned). The Company shall enter on the register of members how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register of members in each case as is required by the regulations of the Direct Registration System concerned. Notwithstanding any provision of these Articles, a class or series of shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles or the Regulations which apply only in respect of certificated or uncertificated shares.

1.6 Any member receiving a share certificate for certificated shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof.

1.7 The directors may direct a new certificate or uncertificated shares be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the directors may, in their discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to (i) advertise the same in such manner as the directors shall require, (ii) give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed and (iii) make payment to the Company of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the directors may think fit.

2.	Issue of Shares

2.1 Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value (if any) of the shares being disposed of, and upon such terms and conditions as the directors may determine. Such consideration may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

(a)	the amount to be credited for the issue of the shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

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2.2 Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine. The directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the Company on such terms as it may from time to time determine. Notwithstanding the foregoing, the directors may also issue options, warrants or convertible securities in connection with any public offering.

2.3 The Company may issue bonus shares, partly paid shares and nil paid shares.

2.4 The directors may redeem any share issued by the Company at a premium.

2.5 Except as required by the Act, and notwithstanding that a the share registry may refer to a member holding shares "as trustee" or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

3.	Forfeiture of Shares

3.1 The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call ("Notice of Call") specifying a date for payment to be made. The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.2 Where a written Notice of Call has been issued under the foregoing Article and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates. The Company is under no obligation to refund any moneys to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

4.	Transfer of Shares

4.1 Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration. Notwithstanding the above, shares in the Company may be registered through the transfer agent of the Company or through the broker-dealer selected by a shareholder as a book-entry position on the books and records of the Company and may be electronically transferred between the transfer agent of the Company and the broker-dealer chosen by the shareholder, through a facility administered by a depositary.

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4.2 Subject to the Memorandum, these Articles and to Section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members.

4.3 The transfer of a registered share is effective when the name of the transferee is entered in the register of members.

5.	Mortgages of Shares and Charges over Shares

5.1 Members may mortgage or create a charge or other form of security over their shares.

5.2 The directors shall, at the written request of a member who has mortgaged or created a charge over his shares, enter in the register of members of the Company:

(a)	a statement that such shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee (where such information has been stated by the member); and

(c)	the date on which the statement and name are entered in the register of members.

6.	Transmission of Shares

6.1 Subject to Sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a)	a grant of probate of the deceased's will, or grant of letters of administration of the deceased's estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member's estate;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	upon production of any other reasonable evidence of the applicant's beneficial ownership of, or entitlement to the shares,

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to the Company's registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director of the Company and/or entered in the share register as the legal and/or beneficial owner of the shares.

6.2 Without limiting the foregoing, the production to the Company of any document which is reasonable evidence of:

(a)	a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor (or analogous position in the relevant jurisdiction), of a deceased member;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	the applicant's legal and/or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is resident and/or domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian, trustee in bankruptcy or the applicant.

6.3 Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

6.4 Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

6.5 What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

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7.	Acquisition of Own Shares

7.1 The directors may, on behalf of the Company (including obtaining the written consent of all the members whose shares are to be purchased, redeemed or otherwise acquired), purchase or acquire any of the Company's own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7.2 Notwithstanding the provisions of Article 7.1 hereof, the directors shall not, unless permitted pursuant to the Act, purchase, redeem or otherwise acquire any of the Company's own shares unless immediately after such purchase, redemption or other acquisition:

(a)	the value of the Company's assets exceeds it liabilities; and

(b)	the Company is able to pay its debts as they fall due.

7.3 Sections 60 and 61 of the Act shall not apply to the Company.

8.	Treasury Shares

8.1 Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

8.2 The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine.

9.	Notice of Meetings of Members

9.1 The directors may convene meetings of the members of the Company at such times and in such manner and places (within or outside the British Virgin Islands) as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested. Meetings of members shall take place at least annually (the “Annual Meeting”).

9.2 Not less than ten (10) days' notice specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting. Notwithstanding the foregoing, a meeting of members held in contravention of the requirement to give notice is valid if members holding a fifty (50) percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part (unless such member objects in writing before or at the meeting).

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9.3 The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

10.	Proceedings at Meetings of Members

10.1 No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50%) percent of the voting rights of the shares entitled to vote thereon.

10.2 A member of the Company shall be deemed to be present at a meeting of members if:

(a)	he or his proxy participates by telephone or other electronic means; and

(b)	all members and proxies participating in the meeting are able to hear each other.

10.3 If, within six hours from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

10.4 A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

10.5 The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. An instrument appointing a proxy shall be in such form as the Chairman of the Board or such other appointed chairman of the meeting as provided in Section 10.6 shall accept as properly evidencing the wishes of the member appointing the proxy, but must be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity (other than one or more individuals holding as joint owner) in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.

10.6 At every meeting the Chairman of the Board of Directors shall be the chairman of the meeting. If a Chairman of the Board of Directors has not been elected or is unwilling or unable to serve for any reason, then the members of the Board of Directors, either before or at the meeting, shall select one of the directors to act as chairman solely for the purpose of presiding over such meeting. If the directors are unable to choose a chairman of the Board for the meeting, for any reason, then the longest serving director present at the meeting shall preside as the chairman of the Board for the meeting.

10.7 The Chairman may, with the consent of the members, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

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10.8 At any meeting a resolution put to the vote of the members shall be decided on a show of hands by a simple majority of those members (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)	by the Chairman of the Board; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote on such resolution.

10.9 Unless a poll be so demanded, a declaration by the Chairman of the Board that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.10 If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, at the discretion of the Chairman of the Board.

10.11 On a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution.

10.12 Subject to the Memorandum or these Articles, an action that may be taken by members of the Company at a meeting of members may also be taken by Written Resolution.

10.13 If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

11.	Jointly Held Shares

11.1 Where shares are registered in the names of joint owners:

(a)	each registered owner may be present in person or by proxy at a meeting of members and may speak as a member;

(b)	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

(c)	if two or more are present in person or by proxy, they must vote as one. If more than one joint owner votes in person or by proxy at any meeting of members or by Written Resolution, the vote of the joint owner whose name appears first among such voting joint holders in the share register shall alone be counted.

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12.	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

13.	Appointment, Nomination, Election and Removal of Directors

13.1 The number of directors to serve on the board shall be determined by the Board of Directors, subject to a maximum number of seven (7).

13.2 The first director or directors shall be appointed by the registered agent of the Company. Thereafter, until such time as the shares of the Company have been subject to a Listing the directors shall be appointed and removed by a Resolution of Directors. After such Listing, nominations to the board of directors may be made by the directors or, on behalf of the board of directors, by a nominating committee appointed by the board, and such nominees shall be elected by Resolution of Members at the Annual Meeting, or any special meeting of Members called for such purpose.

13.3 The board or nominating committee, as the case may be, may (i) nominate a slate of directors with each director to serve the same term to expire at the next Annual Meeting, or (ii) at the discretion of the board, nominate directors to serve in separate classes such as, Class A, Class B and Class C directors. If separate classes are designated by the board the expiration of such terms shall be as follows, the directors in Class A shall be elected for a term expiring at the first Annual Meeting, the directors in Class B shall be elected for a term expiring at the second Annual Meeting and the directors in Class C shall be elected for a term expiring at the third Annual Meeting. Commencing at the first Annual Meeting, and at each Annual Meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of members after their appointment.

13.4 Except as the Act may otherwise require, in the interim between annual meetings of members or special meetings of members called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. Sections 114(2) and 114(3) of the Act shall not apply to the Company.

13.5 A person shall not be appointed as a director of the Company unless he has consented in writing to be a director.

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13.6 Each director holds office until:

(a)	his disqualification to act as a director under Section 111 of the Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the Act);

(b)	until the expiration of his term of office and his successors shall have been elected and qualified;

(c)	his death;

(d)	his resignation; or

(e)	the effective date of his removal.

13.7 The following are disqualified for appointment as the director of the Company:

(a)	an individual who is under 18 years of age;

(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act, 2003;

(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act, 2003; and

(d)	an undischarged bankrupt.

13.8 A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

13.9 The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

14.	Duties of Directors and Conflicts of Interests

14.1 A director of the Company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the Company.

14.2 Notwithstanding the foregoing Article, if the Company is a wholly-owned subsidiary, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of that Company’s holding company (as defined in the Act) even though it may not be in the best interests of the Company.

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14.3 A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or Articles.

14.4 A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

(a)	the nature of the Company;

(b)	the nature of the decision; and

(c)	the position of the director and the nature of the responsibilities undertaken by him.

14.5 A director of the Company, when exercising his powers or performing his duties as a director, is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

(a)	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

(b)	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

(c)	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority, provided that the director:

(i)	acts in good faith;

(ii)	makes proper inquiry where the need for the inquiry is indicated by the circumstances; and

(iii)	has no knowledge that his reliance on the register of members or the books, records, financial statements and other information or expert advice is not warranted.

14.6 A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall approve.

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14.7 A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

14.8 No director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors. For the purposes of this Article:

(a)	a director of the Company is not required to make such a disclosure if:

(i)	the transaction or proposed transaction is between the director and the Company; and

(ii)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions;

(b)	a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction. Such a disclosure is not made to the board unless it is made or brought to the attention of every director on the board; and

(c)	subject to Section 125(1) of the Act, the failure by a director to comply with this Article does not affect the validity of a transaction entered into by the director or the Company.

14.9 A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

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(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

15.	Powers of Directors; Chairman of the Board

15.1 The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of the Members, but no requirement made by Resolution of the Members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

15.2 If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

15.3 The directors may elect a chairman (the "Chairman of the Board") and determine the period for which he is to hold office. The Chairman of the Board shall in general supervise and control all of the business and affairs of the Company. He shall, when present, preside at all meetings of the members and of the directors and in general shall perform all duties incident to the office of Chairman of the Board and such other duties as may be prescribed by the directors from time to time. The Chairman of the Board shall have full power and authority on behalf of the Company to attend and to act and to vote at any meeting of security holders of other corporations in which the Company may hold securities. At such meeting, the Chairman of the Board shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Company might have possessed and exercised if it had been present.

16.	Delegation by the Board to Directors, Committees, Officers, Attorneys and Agents

16.1 The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of Section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

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16.2 The directors have no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors; (This and the preceding sub-Article do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee);

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan or merger, consolidation or arrangement;

(g)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

(h)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

16.3 Where the directors of the Company delegate their powers to a committee of directors, they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds that at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company by the Act.

16.4 The directors of the Company may, by Resolution of Directors, appoint officers of the Company at such times as shall be considered necessary or expedient. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter.

16.5 Any person may hold more than one office and no officer need be a director or member of the Company. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

16.6 Any officer who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

16.7 The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

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17.	Proceedings of Directors

17.1 The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. The meetings of the board of directors and any committee thereof shall be held at such place or places (within or outside the British Virgin Islands) as the directors shall decide.

17.2 The Chairman of the Board or a majority of the directors may at any time suggest summon a meeting of the directors. And the meeting of directors should be summoned by the Chairman of the Board. A director shall be given not less than two (2) business days' (being full business days in the place of the director's residence or business) notice of a meeting of the directors, save that a meeting of directors held on less notice is valid if a majority of the directors entitled to vote at the meeting have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (unless he objects in writing before or at the meeting).

17.3 The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, shall not invalidate the meeting.

17.4 Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

17.5 A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one-third of the total number of directors with a minimum of two (2).

17.6 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

17.7 A director of the Company shall be deemed to be present at a meeting of the board if:

(a)	he participates by telephone or other electronic means; and

(b)	all directors participating in the meeting are able to hear each other.

17.8 Questions arising at any meeting of directors shall be decided by a majority of votes.

17.9 A resolution approved by a majority of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of a Written Resolution shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

17.10 If the Company shall have only one director, the foregoing provisions for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

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18.	Indemnification and Insurance

18.1 Subject to the provisions of the Act and the subsequent provisions of this Article, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

18.2 This Article applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The Company shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect. A director acts in the best interests of the Company if he acts in the best interests of:

(a)	the Company’s holding company; or

(b)	a shareholder or shareholders of the Company;

in either case, in the circumstances specified in the sub-Articles below, as the case may be.

18.3 The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

18.4 Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with this Article.

18.5 Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with this Article and upon such other terms and conditions, if any, as the Company deems appropriate.

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18.6 The indemnification and advancement of expenses provided by, or granted pursuant to, this Article is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

18.7 The Company may purchase and maintain insurance in relation to any person who is or was a director of the Company, or who at the request of the Company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the foregoing Article.

19.	Company Seal and Entry into Contracts and Deeds

19.1 The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument (save for a share certificate in accordance with these Articles) shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors.

19.2 A contract may be entered into by the Company as follows:

(a)	a contract that, if entered into by an individual, would be required by law to be in writing and under seal, may be entered into by or on behalf of the Company in writing under the common seal of the Company, or executed by or on behalf of the Company by a director or an authorised agent of the Company, and may be varied or discharged in the same manner;

(b)	a contract that, if entered into by an individual, would be required by law to be in writing and signed, may be entered into by or on behalf of the Company in writing and signed by a person acting under the express or implied authority of the company, and may be varied or discharged in the same manner; and

(c)	a contract that, if entered into by an individual, would be valid although entered into orally, and not reduced to writing, may be entered into orally by or on behalf of the Company by a person acting under the express or implied authority of the Company, and may be varied or discharged in the same manner.

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19.3 Notwithstanding the foregoing Article, an instrument is validly executed by the Company as a deed, or an instrument under seal, if it is either:

(a)	sealed with the common seal of the Company and witnessed by a director of the Company and/or such other person who is authorised by the Memorandum or Articles to witness the application of the Company’s seal; or

(b)	expressed to be, or is expressed to be executed as, or otherwise makes clear on its face that it is intended to be, a deed and it is signed by a director and/or by a person acting under the express or implied authority of the Company.

20.	Distributions

20.1 Subject to the provisions of the Act and the Memorandum and Articles of the Company, the directors of the Company may, by Resolution of Directors, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of the Company's assets will exceed the Company's liabilities and the Company is able to pay its debts as they fall due.

20.2 No distribution shall be paid on those shares which are held by the Company as treasury shares at the date of declaration of the distribution.

20.3 The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

20.4 If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

20.5 Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

20.6 No distribution shall bear interest against the Company.

21.	Company Records

21.1 The Company shall keep records that:

(a)	are sufficient to show and explain the Company's transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

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21.2 The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of all meetings and all resolutions of members and of classes of members; and

(b)	minutes of all meetings and all resolutions of directors and committees of directors.

21.3 Where any such records are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept. Where the place at which any such records is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

21.4 The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed from time to time by law.

21.5 The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

21.6 The Company shall keep the following at the office of its registered agent:

(a)	the Memorandum and Articles of the Company;

(b)	the register of members maintained in accordance with these Articles or a copy of the register of members;

(c)	the register of directors maintained in accordance with these Articles or a copy of the register of directors;

(d)	copies of all notices and other documents filed by the Company with the BVI Registry of Corporate Affairs in the previous ten years;

(e)	a copy of the register of charges kept by the Company pursuant to Section 162(1) of the Act; and

(f)	an imprint of the common seal.

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21.7 Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in the register, notify the registered agent, in writing, of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(c)	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

21.8 The records, documents and registers required by these Articles shall be open to the inspection of the directors at all times.

21.9 The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except as conferred by the Act or authorised by a Resolution of Directors.

22.	Audit

22.1 The directors may by a Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

22.2 The auditor may be a member of the Company but no director or officer shall be eligible during his continuance in office.

22.3 Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

22.4 The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company's audited profit and loss account and/or balance sheet is to be presented.

23.	Notices

23.1 Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available), e-mail, facsimile, or other form of electronic delivery.

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23.2 All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

23.3 Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid. Any notice provided otherwise shall be deemed to have been served on the date received.

24.	Continuation

The Company may, by a Resolution of Directors or by a Resolution of Members, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

25.	Winding Up

25.1 The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due. A liquidator may, subject to the terms of the Act, be appointed by a Resolution of Directors or by a Resolution of Members.

25.2 If the Company shall be wound up, the liquidator may, in accordance with a Resolution of Members, divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 14th day of April 2010.

Incorporator

Scott Johnstone (Sgd.)

_____________________________________

Scott Johnstone

Authorised Signatory

Maples Corporate Services (BVI) Limited

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